Exhibit 99.1

Alterity Therapeutics granted extension by Nasdaq to regain compliance minimum bid price requirement

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 24 August 2022: Alterity Therapeutics Limited (“Alterity” or the “Company”) (ASX:ATH, NASDAQ:ATHE), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that it has received an extension of 180 calendar days to regain compliance with Nasdaq Stock Market (“Nasdaq”)’s minimum bid price requirement.

As previously reported, on February 23, 2022, the Company received a deficiency letter from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying the Company that, for the last 30 consecutive business days, the bid price for the Company’s American Depositary Shares (“ADSs”) had closed below the minimum $US1.00 per share requirement for continued inclusion on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”), the Company was provided an initial period of 180 calendar days, or until August 22, 2022 (the “Initial Compliance Date”), to regain compliance with the Bid Price Rule. The Company did not regain compliance with the Bid Price Rule by the Initial Compliance Date.

On August 23, 2022, Nasdaq notified the Company that it is eligible for an additional 180 calendar day period, or until February 20, 2023 (the “Extended Compliance Date”), to regain compliance with the Bid Price Rule. Nasdaq’s determination was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market with the exception of Bid Price Rule, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

If, at any time before the Extended Compliance Date, the bid price for the Company’s ADSs closes at $US1.00 or more for a minimum of 10 consecutive business days as required under the Compliance Period Rule, the Staff will provide written notification to the Company that it complies with the Bid Price Rule, unless the Staff exercises its discretion to extend this 10-day period pursuant to Nasdaq Listing Rule 5810(c)(3)(F).

If the Company does not regain compliance with the Bid Price Rule by the Extended Compliance Date, the Staff will provide written notification to the Company that its ADSs will be delisted. At that time, the Company may appeal the Staff’s delisting determination to a Nasdaq Listing Qualifications Panel (“Panel”). The Company expects that its ADSs would remain listed pending the Panel’s decision. There can be no assurance that, if the Company does appeal a delisting determination to the Panel, that such appeal would be successful.

The Company’s ordinary shares continue to trade on the Australian Securities Exchange (“ASX”) under the symbol “ATH” and are in full compliance with ASX listing requirements.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical compounds to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 2 9237 2800

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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